Filed by Carnival Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended

and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Commission File No.: 001-9610

The following is a letter from Josh Weinstein, Chief Executive Officer of Carnival Corporation & plc, relating to the proposed unification and redomiciliation transactions addressed to shareholders of Carnival Corporation and Carnival plc, dated December 19, 2025.

Dear Shareholders,

For us, cruising has never been just about moving people from port to port. It’s about creating unforgettable happiness for nearly 13.5 million guests every year with moments that stay with them for a lifetime. It’s about honoring the integrity of every ocean we sail, every destination we visit, and every life we touch along the way. And it’s about delivering strong, sustainable value for you—our shareholders—through business practices that stand the test of time.

That’s why we’re recommending a strategic step toward simplifying our structure and sharpening our focus for long-term success. The Boards of Directors of Carnival Corporation and Carnival plc recommend unifying our dual listed company (DLC) arrangement from two companies with two stock exchange listings and share prices into one single company, Carnival Corporation, listed on the New York Stock Exchange with one share price globally and with Carnival plc as its wholly owned UK subsidiary.

Why are we doing this? Because simpler is smarter. This change:

•	Eliminates the difference in how the two share listings are priced on the separate stock exchanges

•	Streamlines governance and reporting, and reduces structural complexity

•	Reduces administrative, audit, legal and reporting costs, freeing up resources for growth

•	Is expected to increase our liquidity and weighting in major U.S. stock indexes based on a higher market capitalization

Most importantly, we expect it to strengthen our ability to deliver long-term shareholder value while preserving shareholders’ key voting and economic rights and our core business fundamentals.

As part of this plan, the Boards also recommend strategically shifting Carnival Corporation’s place of legal incorporation from Panama to Bermuda, a jurisdiction widely recognized and aligned with international financial standards.

What won’t change? Our strategy, our operations, and our commitment to the UK market, which remains a vital part of our business.

These proposals require shareholder and regulatory approval. We expect to hold shareholder meetings in April 2026, and you’ll receive additional details in materials we expect to share with you in February 2026. In the meantime, you can find more information here on our website (CarnivalCorp.com/unify) and in other materials we file with the Securities and Exchange Commission (SEC).

This is about positioning Carnival Corporation & plc for the next chapter by simplifying where we can so we can focus where it counts—creating value for you. Thank you for joining us on this journey toward an even stronger future together.

Josh Weinstein
CEO
Carnival Corporation & plc

Important Information for Investors and Stockholders

In connection with the proposed unification and redomiciliation transactions, Carnival Corporation plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, containing a Proxy Statement/Prospectus relating to the proposed transactions (collectively, the “Proxy Statement”), and Carnival plc plans to file the Proxy Statement with the SEC. Investors and securityholders of Carnival Corporation and Carnival plc are urged to read the Registration Statement, the Proxy Statement and any other relevant documents filed with the SEC when they are available, because they contain, or will contain, important information about Carnival Corporation and Carnival plc, the proposed transactions and related matters. The final Proxy Statement will be mailed to shareholders of Carnival Corporation and Carnival plc. Investors and securityholders of Carnival Corporation and Carnival plc will be able to obtain copies of the Registration Statement and the Proxy Statement, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Carnival Corporation and Carnival plc, without charge, at the SEC’s website (http://www.sec.gov). The release, publication or distribution of this letter in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this letter is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

No Offer or Solicitation

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This letter shall not constitute or form the basis of, and should not be relied on in connection with, any contract or investment decision in relation to the securities of Carnival Corporation or Carnival plc or any other entity.

Participants in the Solicitation

Carnival Corporation, Carnival plc and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Carnival Corporation’s and Carnival plc’s shareholders in respect of the proposed transactions under the rules of the SEC. Information regarding Carnival Corporation’s and Carnival plc’s directors and executive officers is available in Carnival Corporation’s and Carnival plc’s joint Annual Report on Form 10-K for the year ended November 30, 2024 and Carnival Corporation’s and Carnival plc’s joint proxy statement, dated February 28, 2025, for its 2025 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Carnival Corporation’s securities by Carnival Corporation’s directors or executive officers or Carnival plc’s securities by Carnival plc’s directors or executive officers from the amounts described in Carnival Corporation’s and Carnival plc’s 2025 joint proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Carnival Corporation’s and Carnival plc’s 2025 joint proxy statement and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement, the Proxy Statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This letter contains statements herein regarding the proposed unification and redomiciliation transactions, future financial and operating results, benefits of the transactions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this letter, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed unification and redomiciliation transactions and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental and court approvals of the transactions on the proposed terms and schedule, the failure of Carnival Corporation and Carnival plc shareholders to approve the transactions, the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control and the parties’ ability to achieve the benefits from the proposed transactions. Additional factors that may affect future results are contained in Carnival Corporation’s and Carnival plc’s filings with the SEC, including Carnival Corporation’s and Carnival plc’s most recent joint Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and, except to the extent legally required, any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed.